===============================================================================

                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0145 /
                                              / Expires:   October 31, 2002 /
                                              / Estimated average burden    /
                                              / hours per response....14.90 /
                                              -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            DATA RETURN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  23785M 10 5
                        ------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================


  CUSIP NO. 23785M 10 5
           -------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      MICHELLE R. CHAMBERS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          6,457,255(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          6,457,255(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,457,255(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

      17.98%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
------------------------------------------------------------------------------

--------------------
(1) All shares are owned by OHG Technology, Ltd., which is controlled by Ms. Chambers.

(2) Based on 35,918,581 shares of Common Stock outstanding as of December 31, 2000.

===============================================================================


  CUSIP NO. 23785M 10 5
           -------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      OHG TECHNOLOGY, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0(SEE FOOTNOTE 1 ON PAGE 2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             6,457,255(SEE FOOTNOTE 1 ON PAGE 2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0(SEE FOOTNOTE 1 ON PAGE 2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,457,255 (SEE FOOTNOTE 1 ON PAGE 2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

      17.98% (SEE FOOTNOTE 2 ON PAGE 2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------

===============================================================================
Item 1

     (a) Name of Issuer
         DATA RETURN CORPORATION
     (b) Address of Issuer's Principal Executive Offices
         222 WEST LAS COLINAS BOULEVARD, SUITE 450, IRVING, TEXAS 75039


Item 2

     (a) Name of Person Filing
         OHG TECHNOLOGY, LTD.
     (b) Address of Principal Business Office or, if none, Residence 222 WEST LAS COLINAS BOULEVARD, SUITE 450, IRVING, TEXAS 75039
     (c) Citizenship
         USA
     (d) Title of Class of Securities
         COMMON STOCK, $0.001 PAR VALUE
     (e) CUSIP Number
         23785M 10 5
Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          6,457,255
     (b)  Percent of class:
          17.98% (SEE FOOTNOTE 2 ON PAGE 2)

     (c)  Number of shares as to which the person has:
          Ms. CHAMBERS AND OHG TECHNOLOGY, LTD. HAVE SOLE POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF ALL 6,457,255 SHARES.

Item 5.  Ownership of Five Percent or Less of a Class.
         NOT APPLICABLE

===============================================================================

Item 6. Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.
         NOT APPLICABLE

Item 9.  Notice of Dissolution of a Group
         NOT APPLICABLE

Item 10. Certification
         NOT APPLICABLE

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     FEBRUARY 12, 2001
                                              ----------------------------------
                                                            Date

                                                 /S/ MICHELLE R. CHAMBERS
                                              ----------------------------------
                                                    MICHELLE R. CHAMBERS

                                              By:  /S/ MICHELLE R. CHAMBERS
                                                 -------------------------------
                                                   MICHELLE R. CHAMBERS,
                                                   GENERAL PARTNER

EXHIBIT INDEX
-------------


                                    EXHIBIT
                                    -------

1.   Joint Filing Agreement